

TRILOGY
ENERGY TRUST



06018983

OO, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

November 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A.   20549

SUPPL



Dear Sir or Madam:

Re: **Trilogy Energy Trust (the "Trust")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1.   Press Release Dated November 15, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

PROCESSED

DEC 1 1 2006

THOMSON
FINANCIAL



TRILOGY
ENERGY TRUST



TRILOGY ENERGY TRUST
Calgary, Alberta

November 15, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES NOVEMBER DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) announces that its cash distribution for November 2006 will be $0.16 per Trust Unit. The distribution is payable on December 15, 2006 to unitholders of record on November 30, 2006. The ex-distribution date is November 28, 2006. The Trust expects to make monthly distributions of $0.16 for the remainder of 2006, based on current commodity price forecasts for petroleum and natural gas, production forecasts and assumptions regarding royalties and expenses.

The Trust announced on November 10, 2006 that its Distribution Reinvestment Plan ("DRIP") has been suspended until further notice. Accordingly, the DRIP will not be available commencing with the Trust's November 2006 distribution payable on December 15, 2006.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2006 forecast production for Trilogy.   Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although TET believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because TET can give no assurance that such expectations will prove to be correct.   Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by TET and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in TET's operations, TET's ability to access external sources of debt and equity capital, TET's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, TET's ability to secure adequate product transportation, TET's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in TET's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer; or
M.G. (Mike) Kohut, Chief Financial Officer; or
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915